Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
U.S. Listing Qualifications

By Electronic Mail

August 2, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 29, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Bruush Oral Care Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, no par value

Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts